UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Millicom International Cellular S.A.
(Name of Issuer)

Common Shares, par value $1.50 each
(including in the form of Swedish Depositary Shares, each representing one Common Share)
(Title of Class of Securities)

L6388F 10 2
(CUSIP Number)

Mikael Larsson
Investment AB Kinnevik (publ)
Skeppsbron 18
Box 2094
S-103 13 Stockholm, Sweden
011-46-8-562-000-00

Copies to:

John B. Meade
Davis Polk & Wardwell LLP
99 Gresham Street
London EC2V 7NG
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. L6388F 10 2	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investment AB Kinnevik (publ)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 37,835,438 Common Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 37,835,438 Common Shares
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,835,438 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8% of the Common Shares
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Investment AB Kinnevik (publ) (“Kinnevik”) hereby amends and supplements its Report on Schedule 13D, as amended by Amendment No. 1 to its Report on Schedule 13D filed on June 17, 2005 (as so amended “Amendment No. 1”), Amendment No. 2 to its Report on Schedule 13D filed on January 23, 2006 (as so amended “Amendment No. 2”) and Amendment No. 3 to its Report on Schedule 13D filed on February 19, 2010 (as so amended “Amendment No. 3”), with respect to the common shares, par value $1.50 each (the “Common Shares”), of Millicom International Cellular S.A. (“Millicom”).

Unless otherwise indicated or the context otherwise requires, each capitalized term used but not defined herein shall have the meaning assigned to such term in Amendment No. 1, Amendment No. 2 and/or Amendment No. 3, and references herein to the Common Shares shall include the Swedish Depositary Receipts, each representing one Common Share.

This Amendment No. 4 to the Schedule 13D (“Amendment No. 4”) is being filed by Kinnevik in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended.  It refers only to information that has materially changed since the filing of Amendment No. 3 and is being filed by Kinnevik in connection with Millicom’s announced share buy-back program which has caused Kinnevik’s percentage ownership of Millicom to increase.

Item 1.	Security and Issuer.

This statement relates to the Common Shares of Millicom, with the principal executive offices at 5 route de Longwy, L-8080, Bertrange, Luxembourg.

Item 2.	Identity and Background.

Item 2 of Amendment No. 3 is not amended, except in respect of Schedule A, which is amended and restated as attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Amendment No. 3 is supplemented as follows:

During 2010 Millicom implemented a share buy back program, and has resumed the buy back program in 2011.  Kinnevik did not participate in the buy back program.  The buy back of  shares by Millicom has led to Kinnevik’s percentage ownership of Millicom increasing to 35.8%.   Because the change in the percentage ownership described in this Item 3 was not caused by an acquisition of shares, no funds were used.

Item 4.	Purpose of Transaction.

Item 4 of Amendment No. 3 is amended and restated as follows:

Kinnevik holds its Common Shares in Millicom for investment purposes and intends review its holdings in Millicom on a continuing basis and, depending upon the price and availability of Millicom securities, subsequent developments affecting Millicom or Kinnevik, the business prospects of Millicom, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in Millicom.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amendment No.3 is not amended except as set forth below.  The first table and subsequent paragraph of Item 5(a) of Amendment No. 3 are amended and restated as follows:

(a)	As of the date hereof, the following persons or entities owned Common Shares:

Name of Person or Entity	Number of Common Shares	Percentage of Common Shares
Kinnevik(1)	37,835,438	35.8%

(1)
Kinnevik holds the Common Shares through its indirect wholly owned subsidiary, Millcellvik AB.  Kinnevik, through its subsidiaries, has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of all of the Common Shares listed next to Kinnevik’s name.

As of April 28, 2011, a number of the directors and executive officers of Kinnevik held Common Shares and options to acquire Common Shares, as described in Schedule A hereto. Each director and executive officer has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all the securities listed next to their name.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amendment No. 3 is not amended.

Item 7.	Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2011

INVESTMENT AB KINNEVIK (PUBL)

By:	/s/ Mia Brunell Livfors
	Name:	Mia Brunell Livfors
	Title:	President and Chief Executive Officer

By:	/s/ Mikael Larsson
	Name:	Mikael Larsson
	Title:	Chief Financial Officer

SCHEDULE A

Schedule A of Amendment No. 3 is amended and restated as follows:

INVESTMENT AB KINNEVIK (PUBL)
Name	Position in Kinnevik	Current Employment	Number of Common Shares (Percentage)	Number of Common Shares underlying Options
Board Members:
CRISTINA STENBECK	Chairman of the Board	Ms. Stenbeck is a member of the Board of Directors of Metro International(1), Modern Times Group MTG(2) and Tele2(3).	82,133 (0.1%)	45,000
VIGO CARLUND	Member of the Board	Mr. Carlund is Chairman of the Board of Directors of Korsnäs(4) and a member of the Board of Directors of Academic Work Solutions(8) and Net Entertainment NE(9).	0 (0%)	0
JOHN HEWKO	Member of the Board	Mr. Hewko was Vice-President for Operations/Compact Development at the Millennium Challenge Corporation (“MCC”) in Washington, DC, 2004-2009, and associate 1989-1992 followed by international partner at the law firm Baker & McKenzie 1989-2004.	0 (0%)	0
WILHELM KLINGSPOR	Member of the Board	Mr. Klingspor is a member of the Board of Directors of Korsnäs(4).	0 (0%)	0
ERIK MITTEREGGER	Member of the Board	Mr. Mitteregger is Chairman of the Board of Directors of Wise Group(10) and a member of the Board of Directors of Metro International(1), Tele2(3) and Firefly(11).	0 (0%)	0
STIG NORDIN	Member of the Board	Mr. Nordin is a member of the Board of Directors of Korsnäs(4).	54,176 (0.1%)	79,996
ALLEN SANGINES-KRAUSE	Member of the Board	Mr. Sangines-Krause is Chairman of the Board of Millicom International Cellular(6) and of BK Partners(12).	2,318 (0.0%)	0
BO MYRBERG	Member of the Board	Mr. Myrberg is an employee representative on the Board of Directors of Kinnevik	0 (0%)	0
GERON FORSMAN	Member of the Board	Mr. Forsman is an employee representative on the Board of Directors of Kinnevik	0 (0%)	0
Executive Officers:
MIA BRUNELL LIVFORS	Managing Director	Ms. Brunell Livfors is Chairman of the Board of Directors of Metro International(1) and a member of the Board of Directors of Millicom International Cellular(6), Modern Times Group MTG(2), Tele2(3), Transcom WorldWide(7), H &M Hennes & Mauritz(13), Korsnäs(4) and CDON Group AB(5).	2,359 (0.0%)	0
MIKAEL LARSSON	Chief Financial Officer	Mr. Larsson has been employed as Chief Financial Officer by Kinnevik since 2001.	0	0

(1)	Metro International S.A. is a newspaper publishing company organized under the laws of Luxembourg. Its business address is 2-4 Avenue Marie Therese, PO Box 285, L-2012 Luxembourg.

(2)
Modern Times Group MTG AB, a Swedish limited liability company, is a European media business, engaged in television broadcasting, radio, publishing, electronic retailing and media services activities.  Its principal business address and office is at Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden.

(3)
Tele2 AB, a Swedish limited liability company, is a telecommunications operator with focus on Northern and Eastern Europe and Russia.  Its principal business address and office is at Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden.

(4)	Korsnäs AB, a subsidiary of Kinnevik, is a paper and cartonboard company. Its business address is SE-801 81 Gävle, Sweden.
(5)
CDON Group AB, a Swedish limited liability company, is a leading e-commerce company with some of the most well-known and appreciated brands in the Nordic area.  Its business address is P.O. Box 385, SE-201 23 Malmö, Sweden.

(6)
Millicom International Cellular S.A., a company organized under the laws of Luxembourg, is a holding company with equity stakes in companies in the telecommunications industry.  Its business address is 15, rue Leon Laval, L-3372 Leudelange, Luxembourg.

(7)
Transcom WorldWide S.A. is an international customer relations services provider, including technical support, order/complaint handling, telemarketing and appointment booking.  Its business address is 45 rue des Scillas, L-2529 Howald, Luxembourg.

(8)
Academic Work Solutions AB is a Swedish limited liability company that co-operates with university and college students, and offers leasing and recruitment services to companies.  Its business address is Drottninggatan 23 2 tr, 582 25 Linköping, Sweden.

(9)
Net Entertainment NE AB is a Swedish limited liability company that develops and markets browser-based gaming software for sportbooks and gaming sites.  Its business address is Luntmakargatan 18, 111 37 Stockholm, Sweden.

(10)
Wise Group AB is a Swedish limited liability company with four subsidiaries that offers a portfolio of services for operational and strategic HR.  Its business address is Sveavägen 13, P.O. Box 22109, 104 22 Stockholm, Sweden.

(11)
Firefly AB is a Swedish limited liability company that develops, manufactures and markets fire detection systems for professional users, mainly for the board and lumber industries.  Its business address is P.O. Box 92201, 120 09 Stockholm, Sweden.

(12)	BK Partners, an asset management company.
(13)	H & M Hennes & Mauritz AB is a Sweden-based clothes manufacturer and store chain with shops in a number of countries around the world. Its business address is SE-106 38 Stockholm, Sweden.

The directors and executive officers of Kinnevik can be contacted c/o Investment AB Kinnevik (publ), Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.  The directors of the Board are Swedish citizens, except Mr. John Hewko who is a U.S. citizen and Mr. Allen Sangines-Krause who is a U.K. and Mexican citizen.  The chairman Ms. Cristina Stenbeck is a U.S. and Swedish citizen.